Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

December 19, 2008

Re:	Conspiracy Entertainment Holdings, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 15, 2008 File No- 000-32427

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated December 15, 2008 regarding the above captioned filing.  On December 3, 2008, we advised the Staff that we intended to file all of our amended filings in response to the Staff’s comments no later than December 19, 2008.  Please be advised that due to unforeseen circumstances, we will be unable to complete our amended filings by December 19, 2008.  The compilation, dissemination and review of the information required to respond by such date has imposed time constraints that have rendered a timely response to be impracticable without undue hardship and expense on the Company.  We hereby undertake the responsibility to file such response no later than January 9, 2009.

Should you have any questions, please do not hesitate to contact the undersigned at (310) 260-6150.

Very truly yours,

/s/ Keith Tanaka Keith Tanaka Chief Financial Officer